Filed by Guidant Corporation pursuant to Rule 425 under the
                Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                           Subject Company: Guidant Corporation
                             Subject Company's Exchange Act File No.: 001-13388


         Guidant Corporation and Johnson & Johnson have filed with the Securities and Exchange Commission (SEC) a definitive proxy statement/prospectus and other documents regarding the proposed merger between Guidant and Johnson & Johnson. Investors are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. The proxy statement/prospectus and other documents filed by Johnson & Johnson and Guidant with the SEC are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129,
Attention: Investor Relations.

         Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

         The following is a voicemail from Jim Cornelius to all Guidant employees on January 9, 2006.

                                      ###


Hello, this is Jim Cornelius with a message to all Guidant employees.

As you know, on November 14, 2005, we agreed on a repriced deal with Johnson & Johnson (J&J) to sell our company for approximately $64/share. The total value of that offer is approximately $22 billion. It is subject to a majority vote of approval by our shareholders on January 31, 2006. On December 5, 2005, Boston Scientific made an unsolicited preliminary proposal to acquire Guidant for $72 per share (comprised of 50% cash and 50% Boston Scientific stock) or a total of $25 billion.

Today we are in receipt of a definitive offer as a follow-up from Boston Scientific after they examined our business prospects. Under our merger contract with Johnson & Johnson, the Board of Directors has the right to evaluate the elements of the Boston Scientific offer, and the Board will be doing that promptly with the assistance of investment bankers and outside counsel. The Boston proposal includes the divesture of our vascular intervention and endovascular solutions businesses to Abbott Corporation.

If the Board of Directors determines that the Boston offer is superior to that of J&J, we will notify J&J, giving them 5 business days to respond, as called for in the contract. As I outlined in my holiday message to all employees, it is impossible to predict the timing and final outcome of such a complex situation. Because of the dollar size of the deal and the high profile of the respective companies, there will be continuing coverage by Wall Street analysts and the media at the national, international, and local levels regarding our deal dynamics.

I can only ask your patience and urge you to focus daily on the business objectives outlined in the 2006 Business Plan while we work towards the successful completion of a strategic transaction and new ownership.

We will do our best over the next several weeks to keep you informed of significant new events that impact the situation. In the meantime, I remain thankful for your efforts and confident in your capabilities and Guidant's future success regardless of the ownership form that it takes.